

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Infrastructure Conglomerate LLC**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 28, 2022**
> **File No. 000-56484**

Dear Jason Carss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12G filed November 28, 2022

We would not be able to operate our business according to our business plans if we are required to register as an investment company . . ., page 48

1. We note your risk disclosure on pages 48-49 regarding the Company's intent to operate its business in a manner that allows the Company to be excluded from the definition of an "investment company" under section 3(a)(1)(A) or section 3(a)(1)(C) of the Investment Company Act of 1940. The disclosure does not provide us with a sufficient basis to determine if the Company falls outside the definition of investment company under either section. To that end, please provide us with a detailed written analysis of how the Company's operation as a holding company primarily engaged in the business of Joint Ventures, which invest in Infrastructure Assets, does not meet the criteria in either section. Please include in your analysis a precise calculation of the value of the Company's investment securities as a percentage of the Company's total assets (exclusive of

Government securities and cash) on an unconsolidated basis under Section 3(a)(1)(C), noting for each asset, whether it is cash, a Government security, an investment security, a security, or other asset. In your analysis of the Company's investment company status under section 3(a)(1)(C), please explain in detail why the following risk disclosure will be true: "The Company expects that its interests in most, if not all, of its Joint Ventures, will not constitute 'investment securities' for purposes of the 40% test." Please detail the factual and legal basis for the Company's apparent determination that most, if not all, of its interests in Infrastructure Assets are excluded and will be excluded from the definition of "investment securities." Further, if the Company intends to rely on an exclusion from investment company status under the Investment Company Act of 1940, please identify that exclusion and explain in detail why the Company satisfies it, referring to specific aspects of the Company's business plan. Please include citations and descriptions of any applicable staff or Commission guidance in all your discussions.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Unitholder Matters, page 124

2. We note your response to prior comment 7. Please revise your template for NAV per share disclosure to show the components of NAV at the relevant date, as well as the breakdown of total NAV and NAV per share by class. You should also identify the primary valuation method and key assumptions used for each material asset type. Please also disclose the status of your redemption plan.

Exhibits

3. We note that the Expense Limitation and Reimbursement Agreement filed as Exhibit 10.3 is between the Company and KKR DAV Manco LLC as the "Manager." Please reconcile this disclosure with your disclosure in the registration statement that KKR DAV Manager LLC is acting as your manager.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod